

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Ying Ying Chow
Chief Executive Officer
PTL Limited
111 North Bridge Road
#23-06A
Peninsula Plaza
Singapore 179098

      Re: PTL Limited
          Amendment No. 2 to Draft Registration Statement on Form F-1
          Submitted on June 4, 2024
          CIK No. 0002016337

Dear Ying Ying Chow:

      We have reviewed your amended draft registration statement and have the following comment.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 61

1.   Refer to your revised disclosure in response to prior comment 2. You twice mention therein "when the sales volume reaches a certain level." Please disclose what that sales volume level is and why that level is determinative.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi "Jason" Ye, Esq.